Exhibit 99.6

BENEFICIAL OWNER ELECTION FORM

INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter and the enclosed Prospectus and other materials relating to the offering by Occam Networks, Inc. (“Occam”) of non-transferable subscription rights to subscribe for and purchase shares of its Series A-2 Preferred Stock, par value $0.001 per share.

Pursuant to the terms and subject to the conditions set forth in the Prospectus, the undersigned stockholder of Occam instructs you to exercise subscription rights to purchase shares of Occam’s Series A-2 Preferred Stock for the account of the undersigned as follows:

☐	Please DO NOT EXERCISE SUBSCRIPTION RIGHTS for Series A-2 Preferred Stock.

OR

☐	Please EXERCISE SUBSCRIPTION RIGHTS for shares of Series A-2 Preferred Stock as follows:

Number of shares of Occam Common Stock held as of [            ], 2005, the record date:             .

Subscription Right. Please exercise on my behalf subscription rights for              shares of Series A-2 Preferred Stock (number of shares should not be less than 100 shares and should not exceed the product of 0.0092 times the number of shares of Common Stock held in your account, rounded down to the nearest whole share, unless that number is less than 100). I represent that I will own at least one share of Occam Common Stock on the closing date of the rights offering.

☐	Payment in the following amount is enclosed $ .

☐	Please deduct payment from my account maintained by you as follows:

Account No.:	Amount to be deducted: $

Date: , 2005	SIGNATURE(S)

Please type or print name(s) below: